News Release	AMEX, TSX Symbol: NG

NovaGold Announces Q3 Financial Results & Conference Call

13 October 2005 - Vancouver NovaGold Resources Inc. (TSX:NG; AMEX:NG)
NovaGold Resources Inc. is pleased to report its financial and operating results for the three and nine month periods ended August 31, 2005. Details of the Company’s financial results are described in the unaudited consolidated financial statements and Management’s Discussion and Analysis which, together with further details on each of the Company’s projects including resource estimates, can be found on the Company’s website www.novagold.net and on SEDAR www.sedar.com. All amounts are in Canadian dollars unless otherwise stated.

Financials Results

Results of Operations
The Company had a net loss of $1.5 million (or $0.02 per share) for its third quarter ended August 31, 2005, compared with a net loss of $0.3 million (or $0.00 per share) for the same quarter in 2004. The increase in the quarter’s loss was mainly due to the exploration and mineral property write-downs of $0.5 million, a net loss of $0.3 million from an equity investment and higher wages and benefits of $0.2 million as a result of the Company’s growth and increased activity in all aspects of its business. These results do not include the unrealized gain of $5.7 million, as at August 31, 2005, on the Company’s investment in shares of US Gold Corp. acquired in July 2005.

Net revenues from the Company’s Nome, Alaska land and gravel operations and interest income totaled $1.2 million for the third quarter of 2005, compared with $1.3 million in the same period in 2004. The reduction of $0.1 million is due to decreased land and gravel sales offset by higher interest income due to larger cash balances resulting from a private placement closed on July 7, 2005 for net proceeds of $59 million.

Expenses were $2.3 million for the third quarter ended August 31, 2005 compared with $1.5 million in the same quarter in 2004. During the quarter the Company incurred mineral property write-downs totaling $0.5 million, mainly related to current and prior period exploration expenditures on the Thunder Mountain property in Nevada; the option agreement on that property is being allowed to lapse because drilling results did not meet our target expectations. There was no comparative amount in the same period for the previous year. Corporate expenses were also higher in the third quarter of 2005 compared with the same period in 2004, mainly due to higher salaries and wages of $0.2 million, higher corporate development and communication costs of $0.1 million, higher general and administrative expenses of $0.1 million, offset by lower stock-based compensation of $0.1 million. The increased corporate costs are a result of the Company’s growth and increased activities. Expenditures on mineral properties increased from $11 million in the third quarter of 2004 to $27 million in the same period in 2005.

The Company had a net loss of $8.4 million (or $0.13 per share) for the nine months ended August 31, 2005, compared with a net loss of $7.1 million (or $0.12 per share) for the same period in 2004. The $1.3 million increase in net loss is due mainly to a reduction of net revenues by $0.5 million, an increase of expenses of $0.4 million and a net loss of $0.3 million from an equity investment. The largest expense item for both years was the non-cash stock-based compensation expense of $4.3 million in 2005 and $5.8 million in 2004.

Selected Financial Data
The following quarterly information are prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP).

Quarterly Information
In $000’s except per share amounts, for the fiscal quarters ended:

	8/31/05 $	5/31/05 $	2/28/05 $	11/30/04 $	8/31/04 $	5/31/04 $	2/29/04 $	11/30/03 $
Net revenues	1,074	409	515	946	1,207	581	735	575
Loss for the quarter	(1,451)	(1,797)	(5,137)	(1,263)	(286)	(6,533)	(294)	(1,537)
Loss per share – basic and diluted	(0.02)	(0.03)	(0.08)	(0.01)	(0.00)	(0.12)	(0.01)	(0.02)
Net expenditures on mineral properties and related deferred costs(1) USA Canada	4,145 22,232	2,735 6,442	1,613 2,859	3,852 7,621	3,153 92,980(2)	970 1,553	480 437	2,916 (109)

(1)	Expenditures on mineral properties and related deferred costs include fair value adjustments and are net of recoveries, adjustments and option payments received.
(2)	An excess of purchase price over book value of $84,958,000, including deferred tax provision of $30,262,000, was allocated to Galore Creek on the acquisition of SpectrumGold Inc. in July 2004.

The Company carries out exploration activities in Canada and the United States. The Company’s exploration activities are seasonal in nature and programs tend to start late in the spring and complete by the end of the year. During the third quarter ended August 31, 2005, the Company expended gross $26.9 million on mineral properties and related deferred costs. Of this amount, $22.2 million related to spending on development activities at the Galore Creek project located in Northern British Columbia. The Company expended $1.0 million on engineering and environmental permitting at the Rock Creek project located in Nome, Alaska and at the Big Hurrah project, located near Rock Creek, the Company expended $1.4 million this quarter on exploration. The Company also expended $1.9 million on drilling at the Ambler project.

Factors that can cause fluctuations in the Company’s quarterly results are the timing of the Nome land sales, stock option grants, corporate development and communication costs, wages and benefits, professional fees and the write-offs of mineral property costs previously capitalized. The majority of the Company’s properties are not yet in production, consequently the Company believes that its loss (and consequent loss per share) is not a significant factor to investors in the Company. Although the Company’s sales revenues are denominated in US dollars and a portion of the expenses are denominated in US dollars, the Company’s cash balances, which are significantly larger than those US amounts, are predominately in Canadian funds and therefore the Company has not been materially susceptible to currency variations in the first three quarters of 2005.

Liquidity and Capital Resources
The Company expended $5.0 million on net operating activities during the nine months ended August 31, 2005 compared with $3.8 million during the same period in 2004. The largest element of the increase was the increase in cash flows used for operations before changes in non-cash working capital.

The Company received net proceeds of $60.0 million from a private placement and the exercise of stock options during the nine months ended August 31, 2005 compared with $5.8 million from the exercise of stock options and warrants and the issuance of shares associated with the acquisition of SpectrumGold Inc. during the same period in 2004. On July 7, 2005 the Company issued 6,260,000 special warrants at $10.00 per special warrant for net proceeds of $58.9 million. Each special warrant was converted on August 18, 2005 into one common share and one-half share purchase warrant. One full share purchase warrant entitled the holder to acquire one common share of the Company at a price of $12.10 on or before January 7, 2008.

The Company expended $45.4 million on investing activities during the nine months ended August 31, 2005 compared with $10.9 million during the same period in 2004. During the period, the Company expended a total of $42.4 million on mineral properties and related deferred costs. The majority of the mineral property expenditures occurred at the Galore Creek and Rock Creek projects. As at August 31, 2005, the Company had completed 37,000 meters of drilling at Galore Creek with the majority of the expenditures being direct drilling, helicopter support, personnel and camp costs. The Company is also working on a Pre-Feasibility level study that will incorporate the new resources discovered in the 2004 drill program and is targeting up to a 100% increase in the mining and milling rate from the independent Preliminary Economic Assessment (PEA) study completed on the project in August 2004 by Hatch. At Rock Creek, the Company is working on engineering and environmental permitting to advance the project to a construction decision in the first half of 2006. Expenditures have also been made at the Big Hurrah project, located near Rock Creek, with an objective to define additional resources that could be processed at the anticipated Rock Creek mill facilities. While at the Ambler project, the Company is undertaking an in-fill drilling program in preparation for completion of a 43-101 compliant resource estimate.

The Company also purchased property, plant and equipment totaling $7.4 million compared with $0.6 million during the previous year. The Company had begun purchasing the mobile fleet and other equipment in anticipation of a construction decision at Rock Creek in early 2006. The Company had also purchased 5,374,544 shares in US Gold Corp. for US$2.7 million during the quarter.

The Company has no material off-balance sheet arrangements, no material capital lease agreements and no material long term obligations. The majority of the Company’s expenditures on its properties are of a discretionary nature.

At August 31, 2005, the Company’s aggregate commitments for operating leases totaled $3.3 million. These operating leases include the Company’s leased head office and certain office equipment. The future minimum lease payments at the quarter end are approximately as follows:

in thousands of Canadian dollars
$
2005	53
2006	289
2007	295
2008	295
2009	295
Thereafter	2,074

The Company has no significant financial or other instruments except that its cash balances are largely invested in high quality commercial or bank paper with terms of less than three months that can be easily liquidated.

Outlook
At August 31, 2005 the Company had unrestricted cash and cash equivalents of $65.8 million. The Company completed a bought deal private placement for net proceeds of $59 million and all funds have been invested in high quality commercial paper or bank paper with terms of less than three months that can be easily liquidated. The Company intends to use the proceeds from the private placement for exploration and development work on the Galore Creek and Rock Creek projects and general corporate purposes.

As announced in the second quarter, the Company has increased its 2005 budget at the Galore Creek project from $25 million to at least $40 million, including a program targeting 60,000 meters of drilling and significant project engineering and environmental work. The specific objectives are to complete a pre-feasibility level assessment of the project by the second half of 2005, to complete an in-fill drilling program to upgrade the in-pit inferred mineralization into indicated mineralization, to complete all field engineering studies required to complete a feasibility study by the second half of 2006, to complete collection and analysis of baseline environmental data and to prepare a formal environmental assessment document and key permit applications for submission by early 2006, and to continue to build on our relationship with the Tahltan First Nations including reaching a legal agreement with the Tahltan regarding project development.

At the Rock Creek project the final feasibility study using the services of the independent engineering firm Norwest Corporation is ongoing. The Company completed additional in-fill drilling and metallurgical testwork as part of the final feasibility study and has decided to include mining from the Big Hurrah deposit as part of the study. A budget of US$4 million was planned for the development work in 2005 with the objective of the program to advance Rock Creek to a stage of being fully permitted and ready to construct. A further US$1.75 million was anticipated to be expended, mainly on drilling, at the Big Hurrah project located 45 miles from Rock Creek. Although the studies and permitting are not complete, the Company, as previously announced, has commenced purchasing certain critical mobile and other equipment to be able to begin construction at Rock Creek immediately upon completion of permitting which is targeted for early 2006. The potential commitment on these items in 2005 is expected not to exceed US$20 million and as at August 31, 2005 US$5.9 million had been spent. At the Ambler project, the Company plans to spend US$4 million on 6,000 meters of drilling with the objectives to advance the project to a Preliminary Economic Assessment level study by continuing the drilling program to define the resource, completing transportation and energy studies and increasing the resource base by testing possible ore zone extensions defined through deposit modeling.

At the Donlin Creek project, no financial contribution is required by NovaGold in 2005 for the project but Placer Dome budgeted to expend US$13 million on a 20,000 meter drill program to increase inferred resources to the indicated category, on detailed engineering and design, and on environmental assessment documentation for development of the project, and completion of a pre-feasibility level study. The drill program is complete, with 21,000 meters drilled, and final results are pending. Placer Dome has indicated they will complete a Pre-Feasibility level study in early 2006.

Exploration & Development Update and 3rd Quarter Financial Results Conference Call Scheduled for Thursday, October 20th
A conference call and webcast to review developments at Galore Creek, Rock Creek, Donlin Creek, Ambler and Khotol projects as well as the Company’s 3rd quarter financial results will be held on Thursday, October 20, 2005 at 4:30 PM Eastern Time (1:30 PM Pacific Time). To participate in the conference call, please dial 416-695-5261 or toll free at 1-877-888-3855. Live audio of the conference call will be simultaneously broadcast via NovaGold’s website at www.novagold.net.

About NovaGold
NovaGold is a precious metals company focused on the exploration and development of high quality mineral properties in Alaska and Western Canada. NovaGold is rapidly advancing three of North America’s largest undeveloped gold and copper deposits: the Galore Creek gold-silver-copper project, the Donlin Creek gold project in partnership with Placer Dome, the Ambler Project in partnership with Rio Tinto, as well as the Company’s Nome Operations including: Rock Creek, Big Hurrah and Nome Gold. NovaGold has 72.6 million shares outstanding, is well financed with no long-term debt, and one of the largest resource bases of any exploration or development stage precious metals company. More information is available online at www.novagold.net.

For more information contact: Phone (604) 669-6227 or Toll Free 1-866-669-6227

Don MacDonald, CA	Greg Johnson
Senior VP & CFO	VP Corporate Communications and Strategic
E-mail: don.macdonald@novagold.net	Development
E-mail:greg.johnson@novagold.net

Forward-Looking Statements
The above contains forward-looking statements that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward-looking statements. Factors that could cause such differences include: changes in world gold markets, equity markets, costs and supply of materials relevant to the mining industry and the Company's projects, change in government and changes to regulations affecting the mining industry. Although we believe the expectations reflected in our forward-looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

NOVAGOLD RESOURCES INC.
Consolidated Balance Sheets - Unaudited
in thousands of Canadian dollars

	August 31	November 30
	2005	2004
	$	$
Assets
Current assets
Cash and cash equivalents	65,842	56,142
Restricted cash	785	469
Accounts receivable	212	192
Amounts receivable from related party	13	13
Inventory	31	39
Temporary investments (market value - $9,244,000)	3,534	-
Deposits and prepaid amounts	2,548	1,174
	72,965	58,029

Accounts and officer loan receivable	697	710
Land	1,754	1,757
Property, plant and equipment	8,901	1,131
Mineral properties and related deferred costs	187,152	147,126
Investments	4,148	1,641
Reclamation deposit	105	105
	275,722	210,499
Liabilities
Current liabilities
Accounts payable and accrued liabilities	14,966	6,867
Loan payable	200	200
Reclamation payable	746	899
	15,912	7,966

Officer loan payable	191	204
Deferred tenant inducements	452	-
Deferred income	9	21
Provision for reclamation costs	536	536
Future income taxes	36,994	30,262
	54,094	38,989
Shareholders’ equity
Share capital	292,186	247,511
Contributed surplus	820	820
Stock-based compensation	9,880	5,811
Warrants	9,759	-
Deficit	(91,017)	(82,632)
	221,628	171,510

	275,722	210,499

[signed: Rick Van Nieuwenhuyse]	Director	[signed: James Philip]	Director
Approved by the Board of Directors

(See notes to consolidated financial statements)

NOVAGOLD RESOURCES INC.
Consolidated Statements of Operations and Deficit - Unaudited
in thousands of Canadian dollars, except per share amounts

	Three Months Ended August 31		Nine Months Ended August 31
	2005 $	2004 $	2005 $	2004 $
Revenue
Land, gravel, gold and other revenue	863	1,048	1,209	1,665
Interest income	367	280	1,022	1,015
	1,230	1,328	2,231	2,680
Cost of sales	156	121	233	157
	1,074	1,207	1,998	2,523
Expenses and other
Corporate development and communication	231	155	910	547
Exploration and mineral property write-downs	530	-	530	-
Foreign exchange (gain) loss	3	(58)	(81)	-
General and administrative	516	434	1,608	1,476
Mineral property recovery in excess of costs	-	-	-	(109)
Professional fees	172	166	732	621
Stock-based compensation	127	336	4,336	5,788
Wages and benefits	687	449	2,089	1,428
	2,266	1,482	10,124	9,751
Loss from equity investment	259	-	259	-
Minority interest	-	11	-	(115)
Loss for the period	(1,451)	(286)	(8,385)	(7,113)
Deficit - Beginning of period	(89,566)	(81,083)	(82,632)	(74,256)
Deficit - End of period	(91,017)	(81,369)	(91,017)	(81,369)
Loss per share
Basic and diluted	(0.02)	(0.00)	(0.13)	(0.12)
Weighted average number of shares	67,221,488	58,659,954	66,796,006	58,152,426

(See notes to consolidated financial statements)

NOVAGOLD RESOURCES INC.
Consolidated Statements of Cash Flows - Unaudited
in thousands of Canadian dollars

	Three Months Ended August 31		Nine Months Ended August 31
	2005 $	2004 $	2005 $	2004 $
Cash flows from (used in) operating activities
Loss for the period	(1,451)	(286)	(8,385)	(7,113)
Items not affecting cash
Amortization	34	49	114	143
Foreign exchange (gain) loss	3	(58)	(81)	-
Mineral property recovery in excess of
costs	-	-	-	(109)
Loss from equity investment	259	-	259	-
Mineral property write-down	491	-	491	-
Minority interest	-	(11)	-	115
Stock-based compensation	127	336	4,336	5,788
	(537)	30	(3,266)	(1,176)
Net change in non-cash working capital
Increase in accounts receivable, deposits and prepaid amounts	(203)	(222)	(1,381)	(662)
Decrease in inventory	9	6	8	2
Decrease in accounts payable and accrued liabilities	(190)	(460)	(332)	(1,962)
	(921)	(646)	(4,971)	(3,798)
Cash flows from financing activities
Proceeds from issuance of common shares - net	58,906	399	60,034	6,531
SpectrumGold Inc. acquisition costs	-	(758)	-	(758)
	58,906	(359)	60,034	5,773
Cash flows from investing activities
Acquisition of property, plant and equipment	(6,655)	(37)	(7,429)	(586)
Expenditures on land improvements	-	-	-	(74)
Expenditures on mineral properties and related deferred costs - net	(26,868)	(11,261)	(42,417)	(14,667)
Increase in accounts payable and accrued liabilities related to mineral properties	6,642	5,631	8,253	6,028
Decrease/(increase) in restricted cash	5	(5)	(316)	(415)
Investments	(3,533)	-	(3,535)	(1,180)
	(30,409)	(5,672)	(45,444)	(10,894)
Effect of exchange rate on cash and cash equivalents	(3)	58	81	-
Change in cash and cash equivalents during the period	27,573	(6,619)	9,700	(8,919)
Cash and cash equivalents - Beginning of the period	38,269	57,447	56,142	59,747
Cash and cash equivalents - End of the period	65,842	50,828	65,842	50,828

(See notes to consolidated financial statements)